YEAGER, WOOD & MARSHALL, INCORPORATED
     POLICIES AND PROCEDURES RELATED TO PERSONAL INVESTING BY FIRM EMPLOYEES
                   Amended 12/30/99, Effective January 1, 2000


Since October 1, 1966, the Securities & Exchange commission has had in effect rules and regulations pertaining to securities transactions of officers and employees of investment advisory firms. During 1999 the SEC issued new regulations further restricting personal trading of employees of investment advisory firms with a particular emphasis on firms advising mutual funds. All investment advisory firms registered under the Investment Advisers Act of 1940 and/or providing investment management services to mutual funds registered under the Investment Company Act of 1940 are required to maintain records of securities transactions of their employees and have in place policies and procedures that help ensure that the personal trading of employees do not compromise the interests of mutual fund shareholders and clients of the firm.

Included in this policy statement are: (I) the reports that each of us will be required to complete pertaining to our personal securities transactions and holdings; and (II) the principles that we will follow to fulfill our fiduciary obligations ("Conflict of Interest Rules").


I.       Reports to be completed and filed with the Firm's Compliance Officer
         --------------------------------------------------------------------

         Reports must be made on all securities beneficially owned by employees other than United States Government obligations, money market instruments and mutual fund shares. Reports must be made on your own account and that of other members of your immediate family (spouse, minor children and relatives sharing your home) and any other accounts in which you have any direct or indirect beneficial interest, unless you have no "direct or indirect influence or control" over such an account. For example, transactions of a trust account for you or members of your family, over which account you have no direct or indirect control, would not have to be reported.

         A.       Reports on Personal Trading
                  ---------------------------
                  This report must cover purchases, sales or other acquisitions or dispositions. Short sales and purchase or sale of options ("puts", "calls", "straddles", etc.) must be reported. The report should include the title and amount of the security involved, the date and nature of the transaction (i.e., purchase, sale or other acquisition or disposition), the price at which it was effected, the name and relationship to you of the holder of the account (self, son, daughter, spouse, father, etc.), and the name of the broker or dealer. The report shall be made within ten days after the transaction was effected. Reporting forms will be available through the Compliance Officer of the Corporation. It will be your responsibility to report on each and every transaction as required. The report can be completed and forwarded at the time of transaction. If you had no transactions, no report is required.

B.                Reports on Investment Holdings
                  ------------------------------
                  This report should include type of security (e.g. common stock, corporate bonds, private placements . . . etc.), title of security, shares or quantity held. As mentioned above the following types of securities may be excluded from these reports: United States Government obligations, money market instruments and mutual fund shares

                  1.       Initial Holdings Report
                           -----------------------
                           This report should be filed no later than 10 ten days after such person becomes an employee of the firm.

                  2.       Annual Holdings Report
                           ----------------------
                           This report should be filed with holdings as of December 31st each year within 30 days following the year-end.

C.                Reports Attesting to Completeness of Personal Trading Reports
                  -------------------------------------------------------------
                  These reports should be filed within 10 days following each calendar quarter end.


All such reports will be made to the Compliance Officer of the Corporation, who will analyze and examine the reports on the basis of established guidelines and rules. If the Compliance Officer is not a member of the firm's Investment Policy Committee ("IPC") and the transactions are for the account of an IPC member, then a designated member of the IPC will undertake the analysis and review. These reports will be maintained in confidence, and they will not be reviewed by anyone else except in those instances where there is reason to question any transaction. In those instances, it will be brought to the attention of the Board of Directors, and they will take appropriate action.



II.      CONFLICT OF INTEREST RULES
         --------------------------

         Employees of Yeager, Wood & Marshall, Incorporated are permitted to purchase and sell securities in accordance with its "Conflict of Interest Rules" which are as follows:

1. Investments may not be made in the securities of any company if it is known that it is under consideration by the Investment Policy Committee for addition to client portfolios and until all initial client acquisition programs have been completed.

2. Investments cannot be sold in any company represented in client portfolios if it is under consideration by the Investment Policy Committee to sell client holdings in that company and until such sales have been completed in all client portfolios.

3. Employees must obtain prior approval from the Firm's Compliance Officer before acquiring a beneficial ownership interest in any securities offered in an IPO or private placement. Further, employees may not participate in initial public offerings, secondary underwritings or private placement of securities that are being purchased in client accounts.

4. No employee shall purchase or sell a security on the basis of what might be construed as "material inside information" whether or not that security is represented in client accounts or is being considered for addition to any client accounts.

A written record of all violations of these rules and procedures will be maintained by the firm's Compliance Officer and made available to regulatory authorities where appropriate as well as to the Board of Directors of any mutual fund company managed by the firm (e.g. US Global Leaders Growth Fund).

If you have questions about the reporting procedures, rules or doubts as to interpretation, please discuss them with the firm's Compliance Officer. Mr. Gordon M. Marchand, Vice President, Treasurer & Corporate Secretary and a member of the firm's Investment Policy Committee, is currently serving as the firm's Compliance Officer.


Board of Directors
Yeager, Wood & Marshall, Inc.
December 29, 1999